MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Taseko Mines Limited ("Taseko", or the "Company") for the year ended September 30, 2007 and the year ended September 30, 2006, prepared in accordance with Canadian generally accepted accounting principles, and is publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of December 13, 2007. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2	Overview

Taseko is a mining and mineral exploration company with four properties located in British Columbia, Canada. These are the Gibraltar copper-molybdenum mine and three exploration projects: the Prosperity gold-copper property, the Harmony gold property and the Aley niobium property.

In fiscal 2007, Taseko continued to focus on expansion of the concentrator and other production improvements at the Gibraltar mine, completion of a feasibility study and acquisition of a Project Approval for the Prosperity project, and review of potential acquisitions to provide for further corporate growth.

During the year ended September 30, 2007, Taseko had an operating profit of $105.7 million, and net earnings after tax of $48.3 million, as compared to an operating profit of $54.9 million, and net earnings after tax of $32.9 million for the same period in fiscal 2006.

A $2 million feasibility study on the Prosperity gold-copper Project was completed in the fourth quarter, confirming the technical and economic feasibility of the project.

The majority of the work on the Phase One expansion of the Gibraltar concentrator is nearing completion and commissioning of the SAG mill is began in mid December. Completion of all stages of the Phase One is scheduled for February 2008 and ramp up to full production is planned to occur in the following six month period. The Phase Two expansion is on schedule for completion by late 2008.

In October 2007, the Company closed a bought deal short form prospectus offering financing, with an over-allotment option, raising gross proceeds of $42.6 million. The Company also completed a private placement financing in November for gross proceeds of $7.6 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.1	Gibraltar Mine

Taseko’s 100% owned Gibraltar mine is located north of the City of Williams Lake in south-central British Columbia.

Fiscal 2007 Sales and Inventory

Copper

  Copper in concentrate sales for the year were 53.4 million pounds.

  Copper cathode sales for the year were 2.1 million pounds.

  Copper in concentrate inventory at September 30, 2007 was 4.64 million pounds, compared to 8.35 million pounds at the end of the previous fiscal year.

  Copper cathode inventory at the end of the quarter was 0.33 million pounds, as compared to nil at the end of the previous year.

Molybdenum

  Molybdenum in concentrate sales during the year were 0.6 million pounds.

  At the end of the year, molybdenum in concentrate inventory was 18,100 pounds, compared to 32,400 pounds at the end of fiscal 2006.

Fiscal 2007 Production

The following table is a summary of the operating statistics for fiscal 2007 compared to fiscal 2006.

	Fiscal 2007	Fiscal 2006
Total tons mined (millions)[1]	35.4	38.4
Tons of ore milled (millions)	9.5	10.9
Stripping ratio	2.6	2.4
Copper grade (%)	0.328	0.285
Molybdenum grade (%Mo)	0.011	0.010
Copper recovery (%)	77.5	79.1
Molybdenum recovery (%)	29.6	41.2
Copper production (millions lb) [2]	51.8	49.1
Molybdenum production (thousands lb)	580	821
Copper production costs, net of by-product credits[3] , per lb of copper	US$1.03	US$1.25
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.35	US$0.25
Total cash costs of production per lb of copper	US$1.38	US$1.50

1Total tons mined includes sulphide ore, oxide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
2 2007 copper production includes 49.4 M lb in concentrate and 2.4 M lb in cathode.
3 The by-product credit is based on pounds of molybdenum and ounces of silver sold.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Total tons mined in the current fiscal year were 3 million less than in fiscal 2006. This measurement has been affected by many factors over the two year period and a direct comparison is not necessarily a meaningful performance indicator. The amount mined in 2007 was kept in line with mill feed in order to maintain the long term mining sequence while controlling expenditures. The amount mined in the first two quarters of 2007 was below plan as a result of mechanical availability of mining equipment and difficult mining conditions in the newly opened Granite Pit. In the final two quarters, the strip ratio was maintained to match actual mill throughput. Total tons mined in the latter half of 2007 was higher than in the same period of fiscal 2006.

Copper in concentrate production during fiscal 2007 was 49.4 million pounds, an increase from 49.1 million pounds produced in fiscal 2006. Lower mill throughput and copper recovery were offset by higher copper grades. 2.4 million pounds of copper in cathode were also produced from the SX/EW plant that was brought into production during the second quarter. Molybdenum produced in concentrate was 580,000 pounds, a decrease from 821,000 pounds produced in fiscal 2006.

Fourth Quarter 2007 Sales and Inventory

Copper

  Copper in concentrate sales for the quarter were 11.7 million pounds of copper, an increase from the 5.0 million pounds of copper sold during the same quarter in fiscal 2006.

  Copper in cathode sales were 1.5 million pounds compared to none in the same quarter of fiscal 2006.

  The average price realized for sales of copper in the quarter was US$3.63 per pound compared to US$3.23 per pound in the previous year.

Molybdenum

  Molybdenum concentrate sales in the quarter were 0.16 million pounds of molybdenum, a decrease from the 0.17 million pounds sold in the same quarter of fiscal 2006.

  The average price realized for sales of molybdenum in the quarter was US$28.88 per pound compared to US$24.10 per pound received during the last quarter of fiscal 2006.

Fourth Quarter Production

The following is a summary of the operating statistics for the fourth quarter of 2007 (Q4 2007) compared to the same quarter in fiscal 2006 (Q4 2006).

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Q4 2007	Q4 2006
Total tons mined (millions)	10.1	9.6
Tons milled (thousands)	2.6	2.8
Stripping ratio	2.9	2.3
Copper grade (%)	0.391	0.293
Molybdenum grade (% Mo)	0.012	0.009
Copper recovery (%)	78.2	79.3
Molybdenum recovery (%)	22.5	40.3
Copper production[1] (millions lb)	16.8[1]	12.8
Molybdenum production (thousands lb)	148	197
Copper production costs, net of by-product credits[2] , per lb of copper	US$0.82	US$1.38
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.39	US($1.35)[3]
Total cash costs of production per lb of copper	US$1.21	US$0.03

1 2007 copper production includes 15.8 M lb in concentrate and 1.0 M lb in cathode.
2 The by-product credit is based on pounds of molybdenum and ounces of silver sold.
3 Off property costs includes proceeds from Glencore Ltd. arbitration, resulting in a credit for off property costs and reducing the total cash costs for Q4 2006.

Tons mined were higher in the fourth quarter of fiscal 2007 compared to fiscal 2006. Ore milled was slightly lower in Q4 2007 compared to the same quarter of the prior year as a result of low mill mechanical availability in July; however, mill availability was over 90% for August and September.

Copper recovery was slightly lower in Q4 2007 compared with the same quarter in fiscal 2006 as the flotation circuit was changed over to the new high volume tank cells during the early part of the quarter. Recoveries in the second half of the quarter were over 80% as the new circuit came on-line. Molybdenum production was lower than fiscal 2006 as a result of mechanical issues in the molybdenum circuit. These issues have now been addressed and molybdenum production is back in line with expectations.

Copper in concentrate production during the quarter was 15.8 million pounds of copper, compared to 12.7 million pounds produced in the last quarter of fiscal 2006. Copper in cathode production during the quarter was 1.0 million pounds, compared to nil in the same quarter of fiscal 2006. Molybdenum in concentrate production in the quarter was 0.15 million pounds, a 25% decrease from 0.2 million pounds in the same quarter of fiscal 2006.

Costs per pound of copper produced were below the same quarter in 2006 due to increased metal production. This was partially offset by increased costs for tires, fuel, and contracted maintenance labour.

Concentrator Expansion Project

A two phase expansion is underway at the concentrator facility at Gibraltar. The first phase involves installation of a new Semi Autogenous Grinding (SAG) mill as well as installation of ten new flotation cells and various upgrades to increase the ore processing capacity from 36,750 to 46,000 tons per day (tpd).

MANAGEMENT'S DISCUSSION AND ANALYSIS

All components for the SAG mill have been installed and testing of the individual systems began in mid November. Commissioning of the SAG mill began in the middle of December 2007. The Phase One expansion also requires the conversion of the three rod mills to ball mills which is planned to occur during the January and February 2008. Ramp up to the full 46,000 tpd rate will take place over the following six months.

The Phase Two expansion consists of modernizing and increasing the capacity of the regrind, cleaner flotation, and concentrate circuits, installing a two stage tailings pumping system and adding a pebble crusher to the SAG mill circuit. Phase two is designed to increase concentrator capacity from 46,000 to 55,000 tpd. Work is proceeding on schedule for completion by late 2008.

Labour and Safety

The number of personnel at the end of the fiscal year was 357, compared to 281 at the end of fiscal 2006. In October 2007, an extension to the labour agreement at the Gibraltar Mine was successfully ratified by the unionized employees. This new agreement will be in place until May 31, 2012.

There were two lost time accidents during the year. Both were of a relatively minor nature and the employees have returned to work.

2007 Production

METAL PRODUCTION FROM THE GIBRALTAR MINE IN FISCAL 2007 (millions pounds)
	Q1	Q2	Q3	Q4
Copper in Concentrate	10.6	11.2	11.8	15.8
Cathode Copper	0	0.6	0.8	1.0
Total Copper	10.6	11.8	12.6	16.8
Molybdenum in Concentrate	0.12	0.16	0.15	0.15

Fourth quarter 2007 production of 16.8 million pounds of copper - 15.8 million pounds in concentrate plus 1 million pounds of cathode copper represents a 58% increase of primary metal production over the first quarter of 2007, and is equivalent to an annualized production rate of 67.2 million pounds of copper.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This section uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Mineral Resources and Reserves

There were two increases to Gibraltar’s mineral reserves during 2007 which resulted in, as of September 30, 2007, the following tonnage and grades:

GIBRALTAR MINE MINERAL RESERVES As at September 30, 2007 At 0.20 % copper cut-off
Pit	Category	Tons (millions)	Cu (%)	Mo (%)
Pollyanna	Proven Probable	3.8 0.4	0.334 0.279	0.008 0.008
	Subtotal	4.2	0.329	0.008
Connector	Proven Probable	40.4 14.8	0.296 0.271	0.010 0.009
	Subtotal	55.2	0.289	0.010
Gibraltar Additional	Proven Probable	66.8 33.3	0.286 0.285	0.008 0.013
	Subtotal	100.1	0.286	0.010
Granite Granite Additional	Proven Probable Proven Probable	157.6 23.9 38.1 4.5	0.324 0.322 0.329 0.322	0.010 0.009 0.002 0.004
	Subtotal	224.1	0.325	0.008
Total		383.6	0.310	0.009

MANAGEMENT'S DISCUSSION AND ANALYSIS

In addition to the above mineral reserves, Gibraltar has the following mineral resources:

GIBRALTAR MINE MINERAL RESOURCES As at September 30, 2007 At 0.20% copper cut-off
Category	Tons (millions)	Cu (%)	Mo (%)
Measured Indicated	320 209	0.307 0.311	0.008 0.005
Total	529	0.309	0.007

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The mineral resource and reserve estimations were completed by Gibraltar mine staff under the supervision of Ian S. Thompson, P.Eng., Superintendent of Engineering, and a qualified person under National Instrument 43-101. Mr. Thompson has verified the methods used to determine grade and tonnage in the geological model, reviewed the long range mine plan, and directed the updated economic evaluation. The estimates used long term metal prices of US$1.50/lb for copper and US$10.00/lb for molybdenum and a foreign exchange of US $0.80 per CDN$1.00. A technical report is filed on www.sedar.com.

1.2.2	Prosperity Project

Taseko holds a 100% interest in the Prosperity property, located 125 kilometers southwest of the City of Williams Lake. The property hosts a large porphyry gold-copper deposit amenable to open pit mining.

In September 2007, the Company announced the positive results of a feasibility study for the Project, which further validated the results of an earlier prefeasibility study indicating the following reserves:

PROSPERITY MINERAL RESERVES At $5.25 NSR/tonne Cut-Off
Category	Tonnes (millions)	Gold (g/t)	Copper (%)
Proven Probable	286 201	0.47 0.37	0.25 0.18
Total	487	0.43	0.22

An economic analysis of the project, based on the conclusions from the feasibility study, is presented as follows:

  A projected exchange rate of US$0.80/C$1.00.
  A long term copper price of US$1.50 per pound of copper.
  A long term gold price of US$575 per ounce of gold.
  Pre-production capital cost of $807 million.
  Operating cost of $6.26 per tonne milled over the life of the mine.
  Net Present Value (NPV) of $260 million at 7.5% discount rate
  Internal Rate of Return (IRR) of 12%.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The proposed development plan would include a pre-production period of two years involving construction of the 124 km long, 230 kV transmission line; upgrading and extension of current road access and mine site clearing; site infrastructure, processing, and tailings starter dam construction; removal and storage of overburden; and pre-production development.

The mine plan contemplates a large-scale conventional truck and shovel open pit mining and milling operation.

The processing plant has been designed with a nominal capacity of 70,000 tonnes per day. The plant consists of a single 12-meter diameter SAG mill, two 7.9 -meter diameter ball mills, followed by processing steps that include bulk rougher flotation, regrinding, cleaner flotation, thickening and filtering to produce a copper-gold concentrate. The copper-gold concentrate would be hauled with highway trucks to an expanded load-out facility at McLeese Lake, where Gibraltar’s concentrate is loaded, for rail transport to various points of sale, but mostly through the Port of Vancouver for shipment to smelters/refineries around the world.

Based on this study, the project would employ up to 450 permanent hourly and staff personnel, and approximately 60 contractor personnel.

The sensitivity of the project to metals price assumptions is presented in the following table:

	$US1.40/lb Cu $US550/oz Au	$US1.50/lb Cu $US575/oz Au	$US1.75/lb Cu $US600/oz Au	$US2.00/lb Cu $US650/oz Au

Pre-tax NPV ($C millions)	87	260	594	991
Internal Rate of Return (%)	9	12	17	22

The feasibility study updated and expanded work done to 2000, and was a combined effort by HATCH, Knight Piesold Engineering, and Taseko’s engineering team, completed under the supervision of Scott Jones, P. Eng., Vice President Engineering, Taseko Mines Limited, a qualified person under National Instrument 43-101. A technical report has been filed at www.sedar.com.

The Company believes there are additional opportunities for improved economic performance through further optimization of the concentrator flowsheet and a reduction in indirect costs and work will continue on these aspects of the project. The decision to build the project is dependent on the successful outcome of environmental assessment, permitting, and financing, all of which are ongoing or under development.

The Project is currently in Environmental Assessment Process. The federal responsible authorities, the Department of Fisheries and Oceans, Transport Canada, and Natural Resources Canada, have recommended to the Federal Minster of Environment that the project be referred to a Joint Panel Review. Provincially, the Executive Director of the Environmental Assessment Office has also referred the project to the Provincial Minister of Environment for a decision regarding a Joint Panel Review. Taseko is actively engaged with federal and provincial regulatory agencies in the review of the Project and are also engaged in discussions with local First Nations and other communities.

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.3	Harmony Project

In late 2007, after the completion of the Queen Charlotte-Haida Gwaii Land and Resource Management Plan designated the area in which the Harmony Project is located as a mineral development zone, Taseko initiated a review of the metallurgical flow sheet and prior mine development planning to establish further work programs. Plans are being developed to move the Project forward in 2008.

Property maintenance and environmental monitoring activities have continued at Harmony.

1.2.4	Aley Project

In June 2007, Taseko acquired 100% of the Aley niobium project in northern British Columbia through the acquisition of all of the issued and outstanding shares in the capital of a private company, for total cash consideration to the acquired company’s shareholders of $1,500,000 as well as a share issuance to the value of $2,970,000 (consisting of 894,730 common shares). Taseko purchased the residual net smelter royalty from Teck Cominco for total cash consideration of $300,000 and the issuance of units with a value of $835,200 (consisting of 240,000 common shares and 120,000 warrants). Each warrant is exercisable into one common share at $3.48 until June 4, 2009.

The Aley property hosts a niobium deposit. Niobium is a metal used in making high strength steels required in the manufacture of automobiles, bridges, pipes, jet turbines and other high technology applications. The metal is currently selling for $30/kg and the market is growing at 5-8% per year. Currently, the world supply is dominated by only two producers: CBMM, a Brazilian miner and Iamgold which operates the Niobec Mine in Quebec.

Taseko successfully completed an initial exploration program on the Aley deposit in 2007, and plans to do an accelerated drilling and engineering work program in the summer of 2008 to advance the Aley Project toward a feasibility study.

1.2.5	Market Trends

Overall, copper prices have been increasing since late 2003, averaging US$3.03/lb in 2006. As a result of increasing supply, prices dropped slightly in early 2007, but have increased again since mid February. The average price to the end of November 2007 is US$3.23/lb.

Overall, gold prices have been increasing for more than three years. The gold price has averaged approximately US$687.57/oz in 2007 to end of November.

Molybdenum prices increased from US$7.60/lb to US$34/lb in 2004, and peaked at an average price of US$34/lb in 2005. Prices stabilized in 2006, averaging US$25.53/lb over the year, and have strengthened in 2007, averaging approximately US$30.47.

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in thousands of Canadian dollars except per share amounts.

	As at September 30
Balance Sheets	2007	2006	2005
Current assets	$94,619	$149,447	$58,380
Mineral properties	18,407	2,628	3
Other assets	264,237	145,386	132,614
Total assets	$377,263	297,461	190,997

Current liabilities	44,589	47,863	52,205
Other liabilities	169,014	148,664	109,682
Shareholders’ equity	163,660	100,934	29,110
Total liabilities & shareholders’ equity	$377,263	$297,461	$190,997

	Year ended September 30
Statements of Operations	2007	2006	2005
Revenue	$218,426	$161,900	$87,638
Cost of sales	(109,533)	(103,628)	(71,348)
Amortization	(3,155)	(3,412)	(2,657)
Operating profit	$105,738	$54,860	$13,633

Accretion of reclamation obligation	1,777	1,732	1,574
Exploration	8,967	3,544	506
Foreign exchange loss (gain)	233	(289)	34
Gain on asset retirement obligation change of estimates	(4,570)	–	–
Loss on sale of equipment	–	–	2,161
Loss on extinguishment of capital leases	–	240	–
General and administration	6,501	5,286	2,412
Ledcor termination fee	–	3,500	–
Gain on sale of marketable securities	(1,508)	–	–
Interest and other income	(11,093)	(7,170)	(10,548)
Interest expense	5,947	4,594	3,175
Interest accretion on convertible debt	2,922	1,280	1,075
Restart project	–	–	6,347
Stock-based compensation	6,771	3,182	1,129
Change in fair market value of financial instruments	1,925	–	–
Earnings before income taxes	$87,866	$38,961	$5,768

Current income tax expense (recovery)	3,959	4,397	(4,099)
Future income tax expense (recovery)	35,645	1,648	(13,423)
Earnings for the year	$48,262	$32,916	$23,290

Other comprehensive income (loss):
Unrealized loss on reclamation deposits	(419)	–	–
Unrealized gain (loss) on marketable securities/investments	4,710	–	–
Reclassification of realized gain on sale of marketable securities	(1,508)	–	–
Tax effect	(445)	–	–
Other comprehensive income	$2,338	$–	$–
Total comprehensive income	$50,600	$32,916	$23,290
Basic earnings per share	$0.37	$0.29	$0.23
Diluted earnings per share	$0.36	$0.26	$0.21

Basic weighted average number of common shares outstanding	129,218	113,554	100,022
Diluted weighted average number of common shares outstanding	142,278	126,462	110,733

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4	Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
	2007	2007	2007	2006	2006	2006	2006	2005
Current assets	94,619	97,907	114,756	129,940	149,447	68,651	64,839	57,067
Mineral properties	18,407	15,986	5,468	3,554	2,628	3	3	3
Other assets	264,237	225,638	200,304	167,332	145,386	134,459	132,713	132,684
Total assets	377,263	339,531	320,528	300,826	297,461	203,113	197,555	189,754

Current liabilities	44,589	35,225	36,426	37,411	47,863	39,330	40,815	41,238
Other liabilities	169,014	155,070	151,799	149,912	148,664	97,588	109,158	109,528
Shareholders’ equity	163,660	149,236	132,303	113,503	100,934	66,195	47,582	38,988
Total liabilities and
shareholders’ equity	377,263	339,531	320,528	300,826	297,461	203,113	197,555	189,754

Revenue	(53,998)	(55,907)	(51,624)	(56,897)	(23,196)	(59,922)	(37,511)	(41,271)
Mine site operating costs	17,062	21,399	18,962	30,809	8,829	31,866	22,574	26,047
Transportation and treatment	5,220	4,714	5,062	6,305	(7,581)	8,973	6,643	6,277
Amortization	667	1,374	677	437	898	812	852	849
Expenses:
Accretion of reclamation
obligation	760	339	339	339	433	433	433	433
Conference and travel	98	72	156	168	223	39	84	71
Consulting	198	138	167	80	137	104	78	115
Exploration	2,320	2,188	2,546	1,913	(155)	2,958	471	270
Interest expense and accretion
charges	2,042	2,199	2,722	1,906	1,678	2,311	1,043	1,082
Ledcor termination fee	–	–	–	–	3,500	–	–	–
Legal, accounting and audit	443	130	484	163	(81)	1,061	334	363
Office and administration	975	833	905	762	(107)	1,047	665	390
Shareholder communications	99	140	134	113	101	183	97	69
Trust and filing	23	20	118	81	55	23	215	21
Interest and other income	(2,901)	(2,434)	(2,978)	(2,778)	(2,418)	(1,579)	(1,546)	(1,627)
Gain on sale of marketable
securities	–	–	(1,509)	–	–	–	–	–
Income taxes expense (recovery)	15,727	6,739	11,485	5,653	(1,968)	5,603	2,410	–
Asset retirement obligation
change of estimates	(4,570)	–	–	–	–	–	–	–
Foreign exchange loss (gain)	756	1,454	(472)	(1,505)	(132)	323	(448)	(32)
Stock-based compensation	1,817	1,865	2,330	759	731	1,685	535	231
Change in fair value of financial
instruments	617	2,331	(995)	(28)	–	–	–	–
Earnings for the period	12,645	12,406	11,491	11,720	19,053	4,080	3,071	6,712
Earnings per share - basic	0.10	0.10	0.09	0.09	0.16	0.04	0.03	0.06

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5	Results of Operations

Year ended September 30, 2007 (“2007”) versus year ended September 30, 2006 (“2006”)

The Company’s pre-tax earnings for 2007 increased to $87.9 million, compared to $39.0 million in 2006 due mainly to higher volume of copper and molybdenum sold and higher realized metal prices for sales during the year. The Company’s after-tax earnings for 2007 increased to $48.3 million, compared to $32.9 million in 2006.

The Company reported revenues of $218.4 million, compared to $161.9 million in the previous year. Revenues consisted of copper concentrate sales of $191.1 million (2006 – $139.1 million), molybdenum concentrate sales of $18.6 million (2006 – $21.6 million), silver concentrate sales of $1.3 million (2006 –$1.2 million), and copper cathode sales of $7.4 million (2006 – Nil). Revenues increased due to significantly higher copper prices and a more pounds of copper sold. The average price per pound of copper concentrate sold increased to US$3.30 per pound, up from US$2.44 per pound in the previous year. The Company also sold 53.4 million pounds of copper concentrate and 2.1 million pounds of copper cathode in 2007 compared to 51.0 million pounds of copper concentrate in 2006.

Cost of sales for 2007 was $109.5 million, compared to $103.6 million in 2006. Cost of sales for 2007 consists of total production cost of $79.3 million (2006 – $91.3 million) and a concentrate inventory adjustment of $8.9 million (2006 – ($2.0 million)). Also included in cost of sales is transportation and treatment costs, which were $21.3 million for 2007 (2006 – $14.3 million). The increase in cost of sales for the year was due to higher transportation and treatment charges compared to the previous year.

Amortization expense for 2007 was $3.2 million compared to $3.4 million in 2006. During 2007, the Company increased its mineral reserves at the Company’s Gibraltar mine, thereby extending the life of the mine. Consequently, the rates of amortization of the Company’s property, plant and equipment, the carrying values of the reclamation liability, and the Company’s future income taxes have been revised to reflect the extended mine life.

Exploration expenses increased to $9.0 million in 2007 compared to $3.5 million in 2006, due to a higher level of exploration activity at the Company’s Prosperity and Aley projects. The exploration expenditures were focused mainly on the initial stages of preparing an environmental impact assessment and updated feasibility study for the Prosperity project (completed). Exploration expenses of $7.4 million at Gibraltar were capitalized as the exploration expenditures resulted in the discovery of additional mineral reserves that will allow for increases in future production at the Gibraltar mine.

General and administrative costs increased to $6.5 million in 2007 from $5.3 million in 2006, mainly due to salaries and benefits (2007 – $4.3 million; 2006 – $1.9 million) resulting from higher staffing levels to support the Company’s exploration projects, expansion at Gibraltar and general corporate activities. Conference and travel (2007 – $0.5 million; 2006 – $0.4 million); consulting (2007 – $0.6 million; 2006 –$0.3 million) and shareholder’s communication (2007 – $0.5 million; 2006 – $0.45 million) all increased in 2007 due to higher staffing levels and an increase in corporate activities. This was offset by reduced legal fees of $0.4 million in 2007 as legal fees in 2006 were higher due to an arbitration proceeding.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Stock-based compensation increased to $6.8 million in the current year compared to $3.2 million in 2006 as a result of share purchase options granted and a higher fair value on the options granted during the year.

Interest and other income increased significantly to $11.1 million as compared to $7.2 million in 2006. The increase was due to interest earned on the Company’s increasing average cash balances. Interest expense and interest accretion increased by $3.0 million in 2007 due to the Company recognizing a complete year of accretion and interest payments in 2007 on its convertible bonds, compared to one month in 2006.

Current income tax of $4.0 million (2006 – $4.4 million) and future income taxes of $35.6 million (2006 – $1.6 million) were recorded during the year. The increase in income taxes is due mainly to the depletion of tax pools as a result of the Company’s continued profitability and changes in timing differences on the Company’s tax and accounting assets and liabilities.

The Company also has a tax liability provision of $24.6 million (2006 – $21.1 million) recorded on the Company’s balance sheet recorded in fiscal 2004 in accordance with Canadian generally accepted accounting principles.

1.6	Liquidity

At September 30, 2007, Taseko had working capital of $50.0 million, as compared to a $101.6 million at September 30, 2006. The decrease in working capital was primarily a result of significant capital expenditures made during the year on the Company’s mine expansion activities.

Management anticipates that revenues from copper, molybdenum and copper cathode, along with current cash balances will be sufficient to cover operating costs, working capital, and the Gibraltar mill expansion.

On October 30, 2007, the Company closed the “bought deal” short form prospectus offering of 7,115,385 common shares at a price of $5.20 per Common share. The Company granted to the underwriters an over-allotment option to purchase up to an additional 1,067,307 common shares at $5.20. The underwriters elected to exercise the over-allotment option in full at the closing, resulting in an aggregate gross proceeds to the Company of $42.5 million. On November 13, 2007, the Company completed a private placement financing. The Company issued 1,455,100 shares at a price of $5.20 per share for gross proceeds of $7.6 million.

Other than those obligations disclosed in the notes to its audited annual financial statements for the year ended September 30, 2007, the Company has no other long term debt, capital lease obligations, operating leases or any other long term obligations.

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.7	Capital Resources

The Company had no commitments for material capital expenditures as of September 30, 2007.

The Company has purchase orders in the normal course of operations for capital equipment required for the Gibraltar expansion project. The orders have specific delivery dates and financing of this equipment would be through existing resources.

The Company has no lines of credit or other sources of financing.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is Taseko. HDI has certain directors in common with the Company and carries out geological, engineering, corporate development, administrative, financial management, investor relations, and other management activities for, and incurs third party costs on behalf of, the Company. The Company reimburses HDI on a full cost-recovery basis.

Costs for services rendered and costs incurred on behalf of the Company by HDI during the year ended September 30, 2007 were $4.9 million, as compared to $2.9 million in the year of 2006. The increase over prior fiscal year is due to higher staffing levels required to support the increase in general corporate development and exploration activities.

Taseko held a convertible promissory note ("Note") issued by Continental, a public company which is a related party by virtue of certain common directors. The Note had a right to participate in future Continental equity financings. In February 2007, the Company redeemed the Note for cash at 105% of its principal face value and used its pre-emptive right to participate in a private placement consisting of equity units ("Units") of Continental at a price of Cdn$1.65 per Unit. Each Unit consists of one common share of Continental and one Continental common share purchase warrant, exercisable at a price of Cdn$1.80 per share for a one year period from the completion of the financing. As a result, Taseko used the proceeds from the Note to subscribe for 7,318,182 Units of Continental.

1.10	Fourth Quarter

The Company reported revenues of $54.0 million, compared to $55.9 million in the previous quarter and $23.2 million in the fourth quarter of 2006. The average price per pound of copper concentrate sold increased to US$3.63 per pound in the fourth quarter, up from US$3.53 per pound in the previous quarter and US$3.23 in the same quarter in 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Revenues consisted of copper concentrate sales of $43.7 million compared to $ $47.8 million for the previous quarter and $18.2 million in the fourth quarter of 2006, molybdenum concentrate sales of $4.8 million compared to $5.6 million for the previous quarter and $5 million in the fourth quarter of 2006, silver concentrate sales of $0.3 million compared to $0.4 million for the previous quarter and $0.1 million in the fourth quarter of 2006 and copper cathode sales of $5.2 million compared to $2.1 million for the previous quarter.

Cost of production for the period was $17.1 million, compared to $21.4 million in the previous quarter, and $8.8 million in the same quarter of 2006. Costs of production consist of total production cost for the period of $23.4 million, compared to $20.8 million in the previous quarter and $24.8 million in the same quarter of the previous year; less concentrate inventory addition of $6.3 million, compared to inventory reduction of $0.6 million in the previous quarter and addition of $15.9 million in the fourth quarter of 2006.

Transportation and treatment costs for the fourth quarter amounted to a $5.2 million compared to $4.7 million in the previous quarter and a recovery of $7.6 million for the same period last year. The recovery of transportation and treatment costs in the fourth quarter was due to the August 2006 arbitration ruling in favor of the Company.

Amortization expense of $0.7 million for the fourth quarter compared to $1.4 million in the previous quarter and $0.9 million for the fourth quarter of 2006. Amortization during the previous quarter was significantly higher due to the write-down of the old software used in the Gibraltar Mine which was replaced by a new system.

1.11	Proposed Transactions

None.

1.12	Critical Accounting Estimates

The Company's significant accounting policies are presented in notes 3 and 4 of the audited consolidated statements for the year ended September 30, 2007. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the consolidated financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of concentrate inventories and supplies inventories the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  rates of amortization of property, plant and equipment
  the carrying values of the reclamation liability,
  the carrying values of the convertible debentures and conversion rights, income taxes,
  the valuation allowances for future income taxes,

MANAGEMENT'S DISCUSSION AND ANALYSIS

  the carrying values of the receivables from sales of concentrate, the carrying values of deferred revenue,
  the assumptions used in determining the reclamation obligation, and the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

During the year ended September 30, 2007, the Company increased its mineral reserves at the Company’s Gibraltar mine, thereby extending the life of the mine. Consequently, the rates of amortization of the Company’s property, plant and equipment, the carrying values of the reclamation liability, and the Company’s future income taxes have been revised to reflect the extended mine life.

Mining and milling assets are amortized using the units of production method based on tons mined and milled divided by the estimated tonnage to be recovered in the mine plan. An increase in recoverable reserves results in higher estimated tonnage to be recovered in the mine plan and hence a reduced annual amortization rate.

1.13	Change in Accounting Policies including Initial Adoption

Effective October 1, 2006, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	Financial Instruments – Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations or accumulated other comprehensive income, depending on the classification of the related instruments.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to October 1, 2006 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

MANAGEMENT'S DISCUSSION AND ANALYSIS

      Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

      Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income until the gain or loss is recognized in income.

      Held for trading financial instruments are measured at fair value. All changes in fair value are included in net earnings in the period in which they arise.

      All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in net earnings in the period in which they arise, except for hedge transactions which qualify for hedge accounting treatment in which case gains and closes are recognized in other comprehensive income.

In accordance with this new standard, the Company has classified its financial instruments as follows:

      Marketable securities are classified as available-for-sale securities. Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in comprehensive income. At the time securities are sold or otherwise disposed of, gains or losses are included in net earnings.

      The Company’s investment in a convertible promissory note of Continental Minerals Corporation (“Continental”) contained an embedded derivative which required separation from the host contract and was measured at fair value. This change in accounting policy resulted in a mark-to-market adjustment of $307 to deficit and a similar increase to the carrying value of the Company’s investment in Continental at October 1, 2006. In February 2007, the Company redeemed the convertible promissory note for cash.

      Reclamation deposits invested in government backed securities are classified as available-for-sale securities and are carried at fair market value, with the unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income. These amounts will be reclassified from accumulated other comprehensive income to net earnings when the investment is sold. Previously, reclamation deposits were carried at cost, less provision for other than a temporary decline in value.

      Investment in promissory note relating to the Red Mile Resources No. 2 Limited Partnership Agreement (“Red Mile”) is classified as a loan and receivable.

      Convertible bonds and debenture are classified as held-to-maturity and are measured at amortized costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS

      In accordance with this new standard, deferred financing costs relating to the issuance of the convertible bonds are no longer presented as a separate asset on the balance sheet and are now included in the carrying value of the term loan, and are amortized to interest expense using the effective interest rate method.

The carrying amounts of cash and equivalents, accounts receivable, restricted cash, reclamation deposits, and accounts payable and accrued liabilities approximate their fair values due to their short term nature.

The fair values of the Boliden convertible debenture and the tracking preferred shares are not readily determinable with sufficient reliability due to the difficulty in obtaining appropriate market information. It is not practicable to determine the fair value of the investment and advances from related parties because of the related party nature of such amounts and the absence of a secondary market for such instruments.

(b)	Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any financial instruments which qualify for hedge accounting.

(c)	Comprehensive Income (Section 1530)

Comprehensive income is the change in the Company’s shareholder equity that results from transactions and other events from other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accumulated other comprehensive income is presented as a new category in shareholders’ equity.

Accordingly, the Company now reports a consolidated statement of comprehensive income and includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet.

1.14	Financial Instruments and Other Instruments

Please refer to Section 1.13 above.

1.15	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.1	Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a Venture Issuer.

1.15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at December 13, 2007, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				140,246,830

Share purchase option	March 27, 2009	$ 2.07	30,000
	March 27, 2009	$ 2.18	153,000
	March 27, 2009	$ 2.68	110,000
	February 24, 2010	$ 3.07	909,000
	July 3, 2010	$ 4.03	130,000
	September 28, 2010	$ 1.15	1,128,334
	September 28, 2010	$ 2.07	70,000
	September 28, 2010	$ 2.18	100,000
	March 28, 2011	$ 2.18	442,000
	March 28, 2011	$ 2.63	360,000
	March 28, 2011	$ 2.68	90,000
	August 22, 2011	$ 4.09	338,500
	February 24, 2012	$ 3.07	1,818,000	5,678,834

Warrants	June 4, 2009	$ 3.48	120,000	120,000

Convertible debenture,	July 21, 2009	$ 5.14	3,307,393	3,307,393
Boliden Westmin (Canada) Limited

Convertible bonds	August 29, 2011	US$3.35	8,955,224	8,955,224

Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3	Internal Controls over Financial Reporting Procedures

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of September 30, 2007 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

During the year ended September 30, 2007, the Company completed the implementation of a new Enterprise Resource Planning (ERP) system at one of its subsidiaries, Gibraltar Mines Ltd (“Gibraltar”). In connection with this ERP system implementation, the Company updated its internal controls over financial reporting, as necessary, to accommodate modifications to its business processes and accounting procedures. Gibraltar’s financial statements constitute approximately 52% of the Company’s total assets and 100% of net sales as of the year ended September 30, 2007. Other than the system implementation at Gibraltar, no other changes in internal controls over financial reporting occurred during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.4	Disclosure Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in reports that we file or submit under the Exchange Act.

It should be noted that while our Chief Executive Officer and our Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.